GAETA & EVESON, P.A.
Attorneys at Law

700 Spring Forest Road, Suite 335
Raleigh, North Carolina  27609
(919) 845-2558 Telephone
(919) 518-2146 Facsimile
http://www.banklawnc.com

                               November 30, 2011

VIA EDGAR

Ms. Peggy Kim
Special Counsel
Office of Mergers & Acquisitions
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	Crescent Financial Corporation, Cary, North Carolina
Schedule 14D-9
Filed November 8, 2011
File No. 5-78732

Dear Ms. Kim:

We have received your letter dated November 16, 2011 regarding the above-referenced Solicitation/Recommendation Statement filing of Crescent Financial Corporation, Cary, North Carolina (the “Company”) on Schedule 14D-9.

The numbered paragraphs below correspond to the staff’s comments contained in your letter dated November 16, 2011.  For your convenience, each of the Company’s responses are preceded with an italicized recitation of the corresponding comment set forth in the comment letter.  Crescent Financial Bancshares Inc. (successor issuer to the Company) is filing, as of the date of this letter, an amended Schedule 14D-9/A reflecting the additional disclosure described below.

Reasons for the Recommendation, page 13

1.           Please revise to describe how the last three-bullet points, Minority Position of Non-Tendering Shareholders, Risk related to Implementation of Piedmont’s Strategic Plan, and Dilution of Existing Shareholders, are supportive of the board’s recommendation that shareholders accept the offer.

Response:  The last three bullet points have been revised as follows, in order to improve the disclosure provided to stockholders:

•
Minority Position of Non-Tendering Shareholders.  Shares held by minority stockholders may be valued at a discount or be less liquid than shares of a company with a larger public float.  Following Crescent’s issuance of 18,750,000 shares of common stock to Piedmont under the terms of the Investment Agreement and Piedmont’s acquisition of up to 6,442,105 additional shares of Crescent common stock pursuant to the Offer, existing stockholders of Crescent who do not tender their shares pursuant to the Offer may comprise as little as 11% of Crescent’s shareholder base.  In addition, if 6,442,105 shares of Crescent common stock are validly tendered and purchased by Piedmont pursuant to the Offer, then the average trading volume and liquidity of Crescent’s common stock could be adversely affected, which could in turn have an adverse effect on the trading price of the stock and which could, therefore, adversely affect stockholder value.

•
Risk related to Implementation of Piedmont’s Strategic Plan.  Piedmont was founded by a group of prominent and successful businessmen, has substantial financial backing, and has assembled a talented and experienced management team to implement its strategic objectives.  Nevertheless, any new venture inherently has risk associated with it.  Upon consummation of the Investment, Crescent will become the third financial institution acquired by Piedmont in its short operating history.  Integration of these institutions, if pursued by Piedmont, may not produce the synergies anticipated or may occur at a cost that is higher than anticipated.  If integration costs are higher than anticipated, or if potential efficiencies and cost savings are not realized, then the trading price of Crescent’s common stock could be adversely affected.  Stockholders that desire to avoid this implementation risk may wish to tender their shares in the Offer in light of the guaranteed (subject to proration) per share price of $4.75 being offered by Piedmont for shares validly tendered and accepted for purchase pursuant to the Offer.

•
Dilution to Existing Shareholders. The fact that the Investment by Piedmont would be dilutive to current book value and ownership.  Specifically, upon the Company’s issuance of 18,750,000 shares of common stock to Piedmont under the terms of the Investment Agreement and without giving effect to any shares of Crescent’s common stock that may be purchased by Piedmont in the Offer, Crescent’s existing stockholders own approximately 34% of Crescent’s outstanding shares of common stock and the pro forma book value of Crescent common stock as of September 30, 2011, giving effect to the Investment, is $4.16.  The Investment, therefore, results in dilution to the voting power and book value per share of shares owned by Crescent stockholders, as of September 30, 2011, of 66% and 7.14%, respectively. The Board considered the dilution to existing stockholders resulting from the Investment, both in terms of voting power and book value, in making its recommendation that stockholders tender their shares of Crescent common stock pursuant to the Offer.

2.           Please revise to quantify the dilution to current book value and ownership.

Response:  The bullet point describing dilution to existing stockholders has been revised to quantify the dilution to voting power and book value as of September 30, 2011.

3.           Please revise to describe how the bullet-point Access to Capital weighs against the Board’s recommendation.

Response:  The bullet point Access to Capital has been revised as follows, in order to improve the disclosure provided to stockholders:

•
Access to Capital.  Piedmont is backed by a group of sophisticated financial investors with substantial financial resources.  Upon consummation of the Investment, Crescent’s access to additional sources of capital will likely be materially improved.  Additionally, upon consummation of the Investment, Piedmont will become the registered bank holding company of Crescent and the top-tier holding company of the Bank.  Under the Federal Reserve’s “source of strength” doctrine, which was codified by the Dodd-Frank Wall Street Reform and Consumer Act Piedmont will be required to maintain the ability to provide financial assistance to each of its direct and indirect subsidiary banks, including the Bank, in the event that the subsidiary bank becomes financially distressed.  As a result, stockholders of Crescent who do not tender their shares pursuant to the Offer, will remain stockholders in a recapitalized company with access to significant sources of additional capital.  This may materially improve Crescent’s financial performance over the long-term, which in turn could positively impact the stock price in the future.  Stockholders who tender their shares pursuant to the Offer will not have the opportunity to benefit from the potential improved financial performance of a recapitalized Crescent.  This is a factor weighing against the board of director’s recommendation to stockholders that they accept the Offer and tender their shares.

Forward-looking statements, page 26

4.           We note your reference to the Private Securities Litigation Reform Act of 1995.  We remind you that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer.  See Section 21E(b)(2)(C) of the Securities Exchange of Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2011 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations.  Please refrain from referring to safe harbor provisions in any future press releases or other communications relating to this offer.

Response:  We hereby confirm that the Company will not include disclosure regarding the safe harbor protections for forward-looking statements under the Private Securities Litigation Reform Act of 1995 in any future press releases or other communications relating to the Offer.

In connection with the above responses, the Company acknowledges the following:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to any filing; and
•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in helping the Company to enhance the quality of the disclosure contained in its Solicitation/Recommendation Statement.

Please feel free to contact me at (919) 845-2558 if you have questions or if we can provide any additional information.

Very truly yours,

GAETA & EVESON, P.A.

/s/ Todd H. Eveson

cc:   Crescent Financial Bancshares, Inc.